FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          NOVEMBER 2009

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1          News Release dated November 23, 2009
Document 2          Material Change Report dated November 23, 2009

                                                                      Document 1

                                                   #711-675 WEST HASTINGS STREET
                                                  VANCOUVER, B.C. CANADA V6B 1N2
                                                         TELEPHONE: 604-685-2222
                                                               FAX: 604-685-3764
                                                          www.amadorgoldcorp.com

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FOR IMMEDIATE RELEASE:  NOVEMBER 23, 2009                              TSX-V:AGX

         AMADOR GOLD CORP. COMMENCES DRILLING ON MASKOOCH LAKE PROPERTY

o        1200 METER PROGRAM TO TEST 6-8 GOLD AND VMS TARGETS THROUGHOUT PROPERTY

o        PRIORITY   TARGET  INCLUDES  9  TO  10  METER  WIDE  SHEAR  ZONE  WHICH
         HISTORICALLY PRODUCED ASSAYS UP TO 16 G/T GOLD

VANCOUVER, BC - AMADOR GOLD CORP. (TSX-V: AGX) (the "Company") is pleased to announce drilling has commenced on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario. The property lies approximately 12 km southeast of the past producing South Bay Mine, which produced 1.6 million tons averaging 1.8% copper, 11.06% zinc and
2.12 ounces per ton silver.

The initial drill program will consist of 1200 meters of diamond drilling and will test between six and eight gold and VMS targets on the property. Distinctive Drilling Services Inc. of Westbank, British Columbia has been award the contract to undertake the work program.

"We are excited to be moving forward with our first drill program on the Maskooch property. Initial drilling will focus on increasing our understanding of the structural and geological controls on a thick package of hydrothermally altered rocks," comments Company President, Richard Hughes. "Drilling is also underway and progressing well on our Horwood gold project in the West Timmins gold district and we look forward to the start of our Loveland drill program shortly."

The 2007 and 2008 surface exploration program on the Maskooch Lake property evaluated both the gold and volcanogenic massive sulphide (VMS) potential. The Gold Showing, a 9-to-10-meter wide shear zone, is associated with chlorite and ankerite and has historically produced assays up to 16 g/t (grams per tonne) gold. Preliminary mapping suggests that the shear zone can be followed for several kilometres across the property. Priority targets for drilling include testing for chemical traps where the shear zone intersects the local iron formation.

VMS targets include a pyrite-sericite schist yielding copper assays up to 1.16%. The same pyrite-sericite schist horizon occurs along the fold axis to a buried VTEM magnetic/conductor anomaly. A third VMS target is a massive sulphide horizon grading 0.45% copper uncovered via overburden trenching. Again a VTEM magnetic/conductor anomaly is immediately adjacent to the trenched area but under a spruce swamp. These targets are coincident with hydrothermally altered rocks distributed about a late volcanic intrusive.

Mr. Andrew Tims, P.Geo will be operating as the Company's qualified person under National Instrument 43-101. Mr. Tims has reviewed the technical content of this news release and confirms its accuracy.

ABOUT AMADOR GOLD

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

CONTACT INFORMATION

Corporate Inquiries:    Kevin Hull or Alan Campbell, INVESTOR RELATIONS
Phone:                  (604) 685-2222
Email:                  info@amadorgold.com
Website:                www.amadorgoldcorp.com


AGORACOM Investor Relations:
Email:            agx@agoracom.com
Website:          http://www.agoracom.com/ir/amador

      THE STATEMENTS MADE IN THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING
        STATEMENTS THAT MAY INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.
       ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S
                          EXPECTATIONS AND PROJECTIONS.

         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                   ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

                                                                      Document 2
                             MATERIAL CHANGE REPORT

TO:        British Columbia Securities Commission
                  Alberta Securities Commission
                  TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - November 23, 2009.

ITEM 3.  NEWS RELEASE - News Release issued November 23, 2009 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces drilling has commenced on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) announces drilling has commenced on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario. The property lies approximately 12 km southeast of the past producing South Bay Mine, which produced 1.6 million tons averaging 1.8% copper, 11.06% zinc and 2.12 ounces per ton silver.

         The initial drill program will consist of 1200 meters of diamond drilling and will test between six and eight gold and VMS targets on the property. Distinctive Drilling Services Inc. of Westbank, British Columbia has been award the contract to undertake the work program.

         "We are excited to be moving forward with our first drill program on the Maskooch property. Initial drilling will focus on increasing our understanding of the structural and geological controls on a thick package of hydrothermally altered rocks," comments Company President, Richard Hughes. "Drilling is also underway and progressing well on our Horwood gold project in the West Timmins gold district and we look forward to the start of our Loveland drill program shortly."

         The 2007 and 2008 surface exploration program on the Maskooch Lake property evaluated both the gold and volcanogenic massive sulphide
         (VMS) potential. The Gold Showing, a 9-to-10-meter wide shear zone, is associated with chlorite and ankerite and has historically produced assays up to 16 g/t (grams per tonne) gold. Preliminary mapping suggests that the shear zone can be followed for several kilometres across the property. Priority targets for drilling include testing for chemical traps where the shear zone intersects the local iron formation.

         VMS targets include a pyrite-sericite schist yielding copper assays up to 1.16%. The same pyrite-sericite schist horizon occurs along the fold axis to a buried VTEM magnetic/conductor anomaly. A third VMS target is a massive sulphide horizon grading 0.45% copper uncovered via overburden trenching. Again a VTEM magnetic/conductor anomaly is immediately adjacent to the trenched area but under a spruce swamp. These targets are coincident with hydrothermally altered rocks distributed about a late volcanic intrusive.

         Mr. Andrew Tims, P.Geo will be operating as the Company's qualified person under National Instrument 43-101. Mr. Tims has reviewed the technical content of this news release and confirms its accuracy.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 23rd day of November 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            AMADOR GOLD CORP.
                                            (Registrant)


Date:    November 24, 2009                  By:  /s/ Diana Mark
                                                ------------------------------
                                                Assistant Corporate Secretary